Exhibit 99.3

Archer Limited Announces Notice of Partial Redemption of Allis-Chalmers Energy Inc. 9.0% Senior Notes, due 2014

Hamilton, Bermuda (June 20, 2011)

Archer Limited announces that its wholly-owned subsidiary, Allis-Chalmers Energy Inc., has notified holders of its 9.0% Senior Notes, due 2014, (the “Notes”), that $125 million in aggregate principal amount of the $222.6 million outstanding Notes will be redeemed on July 18, 2011.

 Pursuant to the terms of the Indenture, (i) the Notes will be redeemed at a redemption price of 102.250% of the outstanding aggregate principal amount of the Notes, plus accrued and unpaid interest and Liquidated Damages (as defined in the Indenture), if any, on the Notes to, but not including, the redemption date, July 18, 2011, and (ii) the Trustee, Wells Fargo Bank, N.A., shall select the Notes to be redeemed on a pro rata basis, by lot or in accordance with any other method the Trustee shall deem fair and appropriate, although no Notes in amounts of $2,000 or less shall be redeemed in part. Notes and portions of Notes selected will be in amounts of $2,000 and integral multiples of $1,000 in excess thereof.

Wells Fargo Bank, N.A. will serve as Paying Agent.  Payment of the Redemption Price will be made only upon presentation and surrender of the Notes to the Paying Agent. Direct inquiries to the Trustee by telephone to at 1-800-344-5128 or by Fax at 612-667-6282.

This press release is for informational purposes only and is not an offer to purchase, or the solicitation of an offer to purchase, the Notes.
This information is subject of the disclosure requirements acc. to §5-12 vphl (Norwegian Securities Trading Act).